July 27, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C.  20549-3561

Attention: Jan Woo, Legal Branch Chief; Robert Littlepage, Accounting Branch Chief

Re:Stronghold Digital Mining, Inc.

Draft Registration Statement on Form S-1

Submitted May 10, 2021

CIK: 0001856028

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 9, 2021, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001856028, submitted to the Commission on May 10, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing the Registration Statement on Form S-1 (“Filing No. 1”) via EDGAR. For your convenience, we will deliver three copies of this letter as well as three copies of Filing No. 1 marked to show all revisions made since the initial submission of the Registration Statement. We also undertake to supplementally provide information responsive to Comment No. 32 in a separate letter to the Staff.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Filing No. 1 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Filing No. 1.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise to disclose that you intend to contribute the net proceeds from this offering to Stronghold Digital Mining Holdings LLC in exchange for units of the LLC.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to include disclosure regarding the Company’s contribution of the net proceeds from this offering to Stronghold LLC in exchange for Stronghold LLC Units. Please see the cover page of the prospectus of Filing No. 1.

Prospectus Summary, page 1

2.	Please revise your discussion of the Tax Receivable Agreement in the Summary and throughout the prospectus to quantify the likely tax benefits to be realized and paid to the Continuing LLC Owners.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly. We respectfully advise the Staff that the timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on numerous uncertain factors outside of our control referenced in the disclosure, including the amount of redemptions of Stronghold LLC Units undertaken in a particular year, the trading price of the Class A common stock at the time of such redemptions, future tax rates and laws, and the amount of taxable income generated by Stronghold Inc. each year. As a result, any estimate of the likely tax benefits to be realized by Stronghold Inc. or payments made under the Tax Receivable Agreement would not be meaningful. In order to fund required payments under the Tax Receivable Agreement, to the extent Stronghold LLC has available cash and subject to the terms of any current or future debt or other agreements, Stronghold LLC is required to make pro rata cash distributions to Stronghold Unit Holders in an amount sufficient to allow Stronghold Inc. to pay its taxes and to make payments under the Tax Receivable Agreement. In addition, Stronghold Inc. may elect to defer payments due under the Tax Receivable Agreement if it does not have available cash to satisfy its payment obligations or its contractual obligations limit its ability to make these payments except in limited circumstances as more fully described in the revised disclosure. The Company has revised the Registration Statement to discuss the uncertainty of these payments, how the Company intends to fund the required payments and the likely impact on liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Tax Receivable Agreement” on page 94.  In addition, the Company has revised the Registration Statement to provide for an estimate of the tax benefits subject to the Tax Receivable Agreement if there were a redemption of all of the outstanding Stronghold LLC Units (other than those held by Stronghold Inc.) immediately after this offering and the value of the early termination payment if the Tax Receivable Agreement were terminated immediately after this offering.  See “Prospectus Summary—Corporate Reorganization” beginning on page 13 and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” beginning on page 128.

Low-Cost Power Generation, page 5

3.

We note that your graphic provides estimated power costs for other crypto mining companies. Please revise to provide the source of information presented in the table and to balance your disclosure with a discussion of the limitations in accurately estimating the power cost for private companies. Finally, clarify whether the comparison of your net cost of power is equivalent to and includes the same inputs as the cost of power identified for comparable crypto asset mining companies.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly. We respectively inform the Staff that such comparable companies presented in the graphic on pages 6 and 100 of Filing No. 1 are all public companies or companies in registration, and information regarding the estimated cost of power of those companies is based upon public filings made by them. Additionally, we have clarified that most of the comparable companies presented in our comparison of our net cost of power may not have equivalent net cost of power and may not include the same inputs because such companies do not generate their own power. Please see pages 5, 6, 99 and 100 of Filing No. 1.

Mining Operations, page 6

4.

We note that you have entered into a definitive agreement with suppliers for a substantial number of mining machines. Please revise to identify your principal suppliers, the material terms any agreements including termination provisions and any minimum delivery requirements. File the agreements as exhibits. Refer to Items 101(h)(4) and 601(b)(10)(ii)(B) of Regulation S-K. In addition, disclose whether the ASIC miners have already been manufactured or if the current supply side constraints might impact the ability of your suppliers to fulfill the agreement and whether the miners you are acquiring will be pre-owned or newly manufactured.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure appearing on pages 1, 8, 79, 96 and 102 of Filing No. 1 to provide additional information regarding our agreements to purchase additional miners. Currently, we have entered into three agreements to procure additional miners. We respectfully submit that we do not believe these supply contracts are material contracts pursuant to Item 601(b)(10) of Regulation S-K. The contracts are of the sort that ordinarily accompany the kind of business conducted by us and are made in the ordinary course of our business. Pursuant to Item 601(b)(10)(ii)(B), we will not be required to file our contracts with suppliers unless our business is “substantially dependent” on such contracts. We have concluded that our business is not substantially dependent on any of these contracts and, consequently, such contracts are not required to be filed as exhibits pursuant to Item 601(b)(10).

We have relationships with multiple sources and suppliers. Of the three agreements that we have currently entered into to acquire approximately 27,300 new miners, approximately 25,300 miners are expected to be delivered before December 31, 2021. To date, we have not been advised by our suppliers of any supply constraints in fulfilling such agreements. While there is a current industry-wide shortage for certain mining equipment, we believe that we have a distinct competitive advantage over other competitors seeking to acquire miners because owning our own power source makes us a more attractive partner to crypto asset mining equipment purveyors. For example, we have been able to enter into partnerships with crypto asset industry participants, including miner sharing arrangements, because we offered competitive power rates in a mutually beneficial arrangement. We believe other miner manufacturers or suppliers may be more willing to work with us because our vertical integration, strong financial position, and industrial scale make us a dependable partner. Further, we respectfully submit that the risks associated with the miner suppliers in the crypto asset mining industry are not unique to us.

5.

We note that several of your risk factors reference Ethereum mining. To the extent you intend to engage in the mining of Ethereum, or any other proof-of-work crypto asset, please provide disclosure to indicate which other assets you intend to mine. If you do not intend to mine any crypto assets other than Bitcoin, please tell us why you have included references to Ethereum.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 to clarify that we currently only mine Bitcoin and do not have any plans to mine Ethereum. We have accordingly removed the relevant Ethereum mining references in certain risk factors. However, we continue to evaluate the crypto asset industry and may in the future mine other crypto assets, including Ethereum. Please see pages 10, 41, 45, 47, 53 and 104 of Filing No. 1.

6.

Please provide a concise summary and table of the use of proceeds in this transaction, including payments expected to be made to related parties or affiliates of the company. As part of your disclosure, clearly highlight the economic and voting rights that will be held by public investors post-offering.

RESPONSE: We acknowledge the Staff’s comment and respectfully inform the Staff that proceeds from our initial public offering will not be used to make payments to our related parties or affiliates. Further, we respectfully advise the Staff that we will present information regarding use of proceeds and the economic and voting rights that will be held by public investors post-offering in a subsequent filing of the Registration Statement on pages 16 and 21 of  Filing No. 1.

7.

Please expand your disclosure to explain the business or strategic rationale for why the Company selected an Up-C structure, including any material ways in which the structure benefits the company, or related parties. Conflicts of interest related to such benefits should be discussed in the Risk Factors section.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to explain the rationale for selection of the Up-C structure. See “Prospectus Summary—Corporate Reorganization” beginning on page 13.  See also “Corporate Reorganization” on page 124.  See “Risk Factors—Risks Relating to Us and our Organizational Structure—Q Power owns the majority of our voting stock and will have the right to appoint a majority of our board members, and its interests may conflict with those of other stockholders” on pages 55 and 56 for a discussion of conflicts of interest related to the benefits of the Up-C structure.

8.

Please revise to clarify whether the company intends to acquire other cryptocurrencies besides Bitcoin, such as through participation in Initial Coin Offerings, or through exchanging Bitcoin for other crypto assets.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly. We supplementally advise the Staff that we do not currently have plans to acquire crypto assets other than Bitcoin and we do not currently have plans to acquire crypto assets through means other than mining. However, we continue to evaluate the crypto asset industry and may in the future acquire crypto assets through means other than mining. At this time, we do not intend to participate in Initial Coin Offerings. Please see pages 10 and 104 of Filing No. 1.

9.

You disclose that you anticipate being able to generate power for approximately $19 per megawatt hour and $2,500 in power cost per Bitcoin mined. Please revise to clarify that this estimated cost to generate power includes the renewable energy credit and tax credits and to provide balancing disclosure to quantify the cost to generate power if such incentives were to be discontinued.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to clarify that the estimated cost to generate power includes the renewable energy credit and tax credits. Additionally, to balance this disclosure, we have clarified that should these credits be discontinued, our estimated cost to generate power would increase to approximately $37 per MWh, which would imply a cost to mine of approximately $5,700 per Bitcoin equivalent. Please see pages 5 and 99 of Filing No. 1.

10.

We note your disclosure regarding the number of ASIC miners you currently have in operation and the number you intend to procure. Please revise to provide a discussion regarding the model(s) of ASIC miners you employ and the average efficiency, as well as whether you have any third party services providing support for your mining operations.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to provide additional disclosure regarding the models of the ASIC miners we employ and the average efficiency. Please see pages 8 and 102 of Filing No. 1.

Risk Factors, page 23

11.	Please provide risk factor disclosure regarding the limitations of and competition in microchip manufacturing, including any issues regarding shortage in supply.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to expand our current disclosure regarding the microchip shortage. Please see page 43 of Filing No.

1.

12.

Please expand your risk factor disclosure to discuss the impact the dual class structure will have on the ability of Class V holders to control matters requiring a shareholder approval, such as the election of directors and amendments to organizational documents, as well as approval of major corporate transactions.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that each share of Class A common stock and each share of Class V common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class V common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. Upon completion of the offering and taking into account the Preferred Stock Conversion (as defined in Filing No. 1), we expect Q Power, the sole holder of Class V common stock, to own a majority of our voting stock, in either shares of Class A common stock, shares of Class V common stock, or a combination.  As a result, Q Power will be able to influence matters requiring stockholder approval, including the election of directors, approval of any potential change in control of our company through a merger, acquisition or other business combination or other significant transaction, changes to our organizational documents and other important matters that require approval of our stockholders. Please see pages 55 and 56 of Filing No. 1 for additional disclosure to such effect.

Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Pro Forma Consolidated Balance Sheet, page 69

13.

Please give pro forma balance sheet effect to the Tax Receivable Agreement. To the extent such adjustments will vary due to the uncertainty of future factors, please describe in a footnote to the pro forma financials this circumstance and the range of possible results. Also, please include a comprehensive discussion of the Tax Receivable Agreement in the introduction to the pro forma financial statements including any deferred tax asset and related liabilities that will be recognized assuming all the unit holders exchange their LLC units.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly. We respectfully advise the Staff that we do not intend to purchase Stronghold LLC Units from Q Power in connection with this offering. We intend to contribute all of the net proceeds from this offering to Stronghold LLC in exchange for Stronghold LLC Units. Stronghold LLC will use the net proceeds for general corporate purposes, including for acquisitions of miners and power generating assets and to pay the expenses of this offering. As a result, the timing and amount of any future exchanges of Stronghold LLC Units held by Q Power in exchange for Class A common stock is unknowable at this time, and we have not included any deferred tax assets and related liabilities related to the Tax Receivable Agreement in the pro forma financials. The Company has revised the Registration Statement to provide for an estimate of the tax benefits and related liabilities to Stronghold Inc. from the Tax Receivable Agreement if there were a redemption of all of the outstanding Stronghold LLC Units (other than those held by Stronghold Inc.) immediately after this offering.  See “Prospectus Summary—Corporate Reorganization” beginning on page 13 and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” beginning on page 128 of Filing No. 1.

14.

We note that the Stronghold Unit Holders have the right to cause Stronghold LLC to acquire all or a portion of their Stronghold LLC Units for shares of Class A common stock or cash as determined pursuant to the terms of the Stronghold LLC Agreement. Please tell us how you considered ASC

480-10- S99-3 in determining that the Stronghold LLC Units should be presented as pro forma permanent equity. Please ensure that your response addresses who makes the decision to redeem in cash rather than Class A shares and how you determined that redemption is within control of the Company.

RESPONSE: We acknowledge the Staff’s comment and, after further review of the guidance included in ASC 480-10-S99-3, we determined that the Stronghold LLC Units should be presented as temporary equity because redemption is not within control of the Company at this time. We have reclassified the Stronghold LLC Units to temporary equity and revised Filing No. 1 accordingly. Please see the revised Unaudited Pro Forma Combined Balance Sheet beginning on page 75 of Filing No. 1.

Management’s Discussion and Analysis of Results of Operations and Financial Condition Components of our Results of Operations, page 72

15.

We note that you began mining crypto assets in 2020 and that revenue from generation and capacity decreased substantially in 2020. Please revise to provide a discussion of any known trends or uncertainties regarding your crypto asset mining results and energy generation. As part of your discussion, please tell us whether there are any key performance metrics management uses in evaluating its business related crypto asset mining or power generation. Refer to Item 303 of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to include disclosure regarding known trends and uncertainties in our crypto asset mining and energy generation. Further, we respectfully advise the Staff that Adjusted EBITDA, a metric that is not prepared in accordance with U.S. generally accepted accounting principles, is the only key performance metric we use in evaluating our business through the end of the financial period presented in Filing No. 1. Please see pages 80 and 82 of Filing No. 1.

Results of Operations, page 75

16.

We note your disclosure on page F-15 that you have two operating segments, which are, apparently, reportable segments. Accordingly, to add more context to your operating results discussion, please revise to also incorporate a discussion of your segment results, including associated costs of segment revenues and segment profit or loss measures. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-6835.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to include a discussion of our operating results by segments. Please see pages 84, 85, 87 and 88 of Filing No. 1.

17.

For all periods presented, please revise to further discuss and separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section. In regard to Energy Generation revenues, for example, please provide a more detailed discussion how low “Local Marginal Pricing” for your area negatively impacted electricity production at your generation facility. In regard to Cryptocurrency Mining revenues, please clarify and quantify the purchase of “additional miners. ” Refer to Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to further discuss and quantify significant factors contributing to the change for each of the line items discussed in results of operations. Please see pages 79, and 84 to 90 of Filing No. 1.

Liquidity and Capital Resources

Contractual Obligations, page 80

18.

Please revise and add a note to the table to disclose that you may be required to make payments under the Tax Receivable Agreement that may be significant and are not reflected in the table. See Release No. 33-8182, Section III.D.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to include disclosure that we may be required to make significant payments under the Tax Receivable Agreement that are not reflected in the contractual obligations table. Please see page 93 of Filing No. 1.

Tax Receivable Agreement, page 81

19.

Please revise to include estimated annual payments and how you intend to fund the required payments under the agreement. Also, revise to clarify the reasonably likely impact on your liquidity from any known trends, events or uncertainties related to the Tax Receivable Agreement payments. Refer to Sections III.B.3 and IV of SEC Release 33-8350.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly. We respectfully advise the Staff that the timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on numerous uncertain factors outside of our control referenced in the disclosure, including the amount of redemptions of Stronghold LLC Units undertaken in a particular year, the trading price of the Class A common stock at the time of such redemptions, future tax rates and laws, and the amount of taxable income generated by Stronghold Inc. each year. As a result, any estimate of an annual payment would not be meaningful. In order to fund required payments under the Tax Receivable Agreement, to the extent Stronghold LLC has available cash and subject to the terms of any current or future debt or other agreements, Stronghold LLC is required to make pro rata cash distributions to Stronghold Unit Holders in an amount sufficient to allow Stronghold Inc. to pay its taxes and to make payments under the Tax Receivable Agreement. In addition, Stronghold Inc. may elect to defer payments due under the Tax Receivable Agreement if it does not have available cash to satisfy its payment obligations or its contractual obligations limit its ability to make these payments except in limited circumstances as more fully described in the revised disclosure. The Company has revised the Registration Statement to discuss the uncertainty of these payments, how the Company intends to fund the required payments and the likely impact on liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Tax Receivable Agreement” on page 94 of Filing No. 1.  In addition, the Company has revised the Registration Statement to provide for an estimate of the tax benefits subject to the Tax Receivable Agreement if there were a redemption of all of the outstanding Stronghold LLC Units (other than those held by Stronghold Inc.) immediately after this offering and the value of the early termination payment if the Tax Receivable Agreement were terminated immediately after this offering.  See “Prospectus Summary—Corporate Reorganization” beginning on page 13 and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” beginning on page 128.

20.	Please expand your disclosure to quantify the present value of the anticipated future payments to be made under the Tax Receivable Agreement.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly. We respectfully advise the Staff that the timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on numerous uncertain factors outside of our control referenced in the disclosure, including the amount of redemptions of Stronghold LLC Units undertaken in a particular year, the trading price of the Class A common stock at the time of such redemptions, future tax rates and laws, and the amount of taxable income generated by Stronghold Inc. each year. As a result, any estimate of anticipated future payments to be made under the Tax Receivable Agreement, or the present value thereof, would not be meaningful. In order to fund required payments under the Tax Receivable Agreement, to the extent Stronghold LLC has available cash and subject to the terms of any current or future debt or other agreements, Stronghold LLC is required to make pro rata cash distributions to Stronghold Unit Holders in an amount sufficient to allow Stronghold Inc. to pay its taxes and to make payments under the Tax Receivable Agreement. In addition, Stronghold Inc. may elect to defer payments due under the Tax Receivable Agreement if it does not have available cash to satisfy its payment obligations or its contractual obligations limit its ability to make these payments except in limited circumstances as more fully described in the revised disclosure. The Company has revised the Registration Statement to discuss the uncertainty of these payments, how the Company intends to fund the required payments and the likely impact on liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Tax Receivable Agreement” on page 94 of Filing No. 1.  In addition, the Company has revised the Registration Statement to provide for an estimate of the tax benefits subject to the Tax Receivable Agreement if there were a redemption of all of the outstanding Stronghold LLC Units (other than those held by Stronghold Inc.) immediately after this offering and the value of the early termination payment if the Tax Receivable Agreement were terminated immediately after this offering.  See “Prospectus Summary—Corporate Reorganization” beginning on page 13 and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” beginning on page 128.

Business, page 82

21.

Please disclose whether you have a policy in place regarding when and how you will exchange Bitcoin for fiat currency to fund operations or growth and through what exchange. To the extent you have an agreement with a third-party exchange, please disclose the material terms and file the agreement as an exhibit, and provide a discussion of the fees incurred in converting Bitcoin to fiat currency. Discuss whether your Bitcoin will be held in digital wallets, exchanges or hardware wallet, and the security precautions you will take to keep the mined Bitcoin secure.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to include disclosure regarding our policy for exchanging Bitcoins for fiat currency and the security precautions we intend to take to keep our mined Bitcoin secure. We supplementally advise the Staff that we currently do not have any agreements with third-party exchanges to convert Bitcoins to fiat currency. Please see pages 1 and 96 of Filing No. 1.

Certain Relationships and Related Party Transactions, page 107

22.

Your financial statements indicate that you have outstanding related party notes. Please revise this section to provide a discussion of the notes, including the identity of the note holders, the nature of the relationship with the related party, and the material terms of the agreement. Refer to Item 404(a) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to provide a discussion of such promissory notes with related parties. Please see pages 132 and 133 of Filing No. 1.

Principal Stockholders, page 113

23.	Please disclose the natural person(s) possessing investment and/or voting power over the shares held by Q Power, LLC. Refer to Item 403 of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to disclose that Messrs. Beard and Spence, as Managing Members of Q Power, LLC, possess all voting and investment power over the shares held by Q Power, LLC. Please see page 135 of Filing No. 1.

Combined Financial Statements

Note 2. Significant Accounting Policies

Basis of Presentation, page F-7

24.	Please disclose, if true, that Scrubgrass Generating Co., LP and Stronghold Digital Mining, LLC were under common control for all presented periods.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to reflect that Scrubgrass Generating Co., LP and Stronghold Digital Mining, LLC were under common control for the presented periods. Please see pages F-6 and F-25 of Filing No. 1.

Cryptocurrencies, page F-8

25.

In your roll-forward table, please revise to separately disclose each material crypto asset held and its value as of each period end presented, or clarify that Bitcoin is the only crypto asset you hold.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to clarify that currently Bitcoin is the only crypto asset the Company mines or holds in material amounts. Please see pages F-7 and F-26 of Filing No. 1.

Revenue Recognition, page F-11

26.

We note your power-generating reclamation facility is a member of PJM Interconnection to whom you sell capacity, energy, and ancillary services. Please enhance your disclosure and provide the material terms of any agreement you may have with PJM.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly. Please see pages F-6, F-25 and F-30 for Management’s disclosures relating to our contractual relationships and major provisions of those contracts related to energy production.

27.

Furthermore, we note your power-generating reclamation facility is under dispatch control of PJM, and you are required to supply power to PJM, diverting capacity away from your mining operations. Please explain to us your consideration whether any agreement with PJM qualifies as a lease. Refer to authoritative guidance in your response.

RESPONSE: We acknowledge the Staff’s comment, and based on guidance included in ASC Topic 840, Leases, we determined that the Company’s arrangement with PJM does not qualify as a lease because it does not convey to PJM the right to control the use of the underlying asset in accordance with paragraph ASC 840-10-15-6 which states:

“An arrangement conveys the right to use property, plant, or equipment if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying property, plant, or equipment. The right to control the use of the underlying property, plant, or equipment is conveyed if any of the following conditions is met:

a. The purchaser has the ability or right to operate the property, plant, or equipment or direct others to operate the property, plant, or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment. The purchaser’s ability to operate the property, plant, or equipment may be evidenced by (but is not limited to) the purchaser’s ability to hire, fire, or replace the property’s operator or the purchaser’s ability to specify significant operating policies and procedures in the arrangement with the owner-seller having no ability to change such policies and procedures. A requirement to follow prudent operating practices (or other similar requirements) generally does not convey the right to control the underlying property, plant, or equipment. Similarly, a contractual requirement designed to enable the purchaser to monitor or ensure the seller’s compliance with performance, safety, pollution control, or other general standards generally does not establish control over the underlying property, plant, or equipment.

b. The purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment.

c. Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.”

Criterion (a) and (b) of paragraph 840-10-15-6 are not met because the purchaser, PJM, does not have the ability or right to operate the plant or direct others to operate the plant, nor does PJM have the ability or right to control physical access to the plant. We further analyzed criterion (c) to determine whether facts and circumstances indicate that it is remote that other parties other than PJM will take more than a minor amount of the output of the plant.  We referenced paragraph 840-10-55-34 which states:

“All evidence should be considered when making the assessment as to the possibility that other parties will take more than a minor amount of the output, including evidence provided by the arrangement's pricing. For example, if an arrangement's pricing provides for a fixed capacity charge designed to recover the supplier's capital investment in the subject property, plant, or equipment, the pricing may be persuasive evidence that it is remote that parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment.”

The PJM dispatch pricing structure is controlled by the Company.  The Company has the ability to set the dispatch gross margin to equal or exceed the profit margin that can be achieved from mining operations.  If the pricing the Company offers to PJM exceeds market rates, PJM is not likely, at that point in time, to purchase dispatch quantities from the Company, and the energy output will be available for the Company’s mining operations.  Therefore, criterion (c) of paragraph 840-10-15-6 is not met because there is more than a remote probability that the Company will take more than a minor amount of the output generated by the power plant at any given time due to the Company’s ability to set pricing that is most beneficial for itself.

We acknowledge that the Registration Statement states that diverting electric output may have an adverse financial impact to the business.  We respectfully submit that this risk is considered minimal and relates to emergency conditions that could require the Company to provide power to the PJM grid at a price lower than mining revenue for a few hours per year.  These instances are unusual and infrequent and are not expected to have a material impact to the business.

28.

In regard to your cryptocurrency hosting revenues, we note that you provide power to third party cryptocurrency mining customers under favorable Power Purchase Agreement (“PPA”) agreements. Please provide the following:

•	disclose the general terms and conditions of the PPAs,
•	clarify that the sole nature of the hosting service is to provide electrical power to cryptocurrency mining customers,
•	tell us your consideration of lease accounting, and
•	discuss the prevalence of collecting monthly fees in the form of crypto assets and quantify if material.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that our PPAs are all structured as take-or-pay contracts with a price of $38 per MWh. The sole nature of the hosting service is to provide electrical power to our customers under the PPAs, and the customers are responsible for managing their own miners and mining facilities. We are paid in cash, not in the form of crypto assets, for the services provided under the PPAs.

29.

In regard to cryptocurrency mining, we note you are entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives, with revenues measured based on the amount of crypto assets received and the crypto assets fair value at the time of the transaction. Please revise and provide the following:

•	clarify how you calculate or verify your proportion of the contributed computing power resulting in a fractional share of cryptocurrency,
•	explain if you typically hold these crypto assets or convert them into fiat currency after receipt, and
•	discuss how you manage the fair value risk associated with crypto assets received.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to (i) clarify how we calculate or verify our proportion of the contributed computing power resulting in a fractional share of cryptocurrency, (ii) explain our conversion of Bitcoin to fiat currency and (ii) discuss how we manage the fair value risk associated with crypto assets received. Please see pages 1, 96, 104 and F-9 of Filing No. 1.

Segment Reporting, page F-15

30.

We note your disclosure of revenues and assets by segment. Please also disclose a measure of profit or loss for each reportable segment as well as expenditures for long-lived assets for each segment. The total of the reportable segments’ measures of profit or loss should be reconciled to your consolidated income before income taxes, extraordinary items, and discontinued operations. See guidance in ASC 280-10-50-22 through ASC 280-10-50-25 and ASC 280-10-50-30.

RESPONSE: We acknowledge the Staff’s comment and re-visited the guidance included in ASC 280-10-50-22 through ASC 280-10-50-25 and ASC 280-10-50-30. Based on that review, we have updated our Segment Reporting footnote and have revised Filing No. 1 accordingly. Please see pages F-15 and F-33 of Filing No. 1.  For each of our two reportable segments, we have updated our disclosures to include the items required per ASC 280-10-50-22 that are included in our combined Statement of Operations, other than those items that are considered immaterial to the Company’s financial statements.

Note 4. Property and Equipment, page F-16

31.	Please revise to separately disclose the estimated useful life of each significant class of property and equipment.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 1 accordingly to separately disclose the estimated useful life of each significant class of property and equipment. Please see page F-34 of Filing No. 1.

General

32.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We undertake to supplementally provide the Staff with a copy of any presentations that we confidentially provide to potential investors in reliance on Section 5(d) of the Securities Act and undertake to provide to the Staff a copy of any written communications that we or anyone authorized to do so on our behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

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Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:/s/ Gregory A. Beard

Name: Gregory A. Beard

Title: Chief Executive Officer

Enclosures

cc:  Matthew Derby, Staff Attorney

Joseph Cascarano, Senior Staff Accountant

Ricardo R.A. Larroudé, Chief Financial Officer, Stronghold Digital Mining, Inc.

Daniel M Lebey, Vinson & Elkins L.L.P.

Shelley A. Barber, Vinson & Elkins L.L.P.

Jonathan H. Talcott, Nelson Mullins Riley & Scarborough LLP

E. Peter Strand, Nelson Mullins Riley & Scarborough LLP